FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.z

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Gold Fields announces Form 20-F filing

Johannesburg, November 27, 2006. Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) today announced that it has filed its annual report on Form 20-F for the year ended 30 June 2006 with the U.S. Securities and Exchange Commission. The annual report can be accessed on Gold Fields website:

www.goldfields.co.za

Gold Fields shareholders (including holders of Gold Fields American Depositary shares) may also receive hard copies of the Form 20-F Annual Report, free of charge, upon request. For a copy of the report, requests should be directed to the investor relations department.

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, DIFX, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.

- ends -

Contact details are as follows:

Nerina Bodasing
tel: +27 11 6442630
email: Nerina.bodasing@goldfields.co.za.

United States
Cheryl Martin
tel: +1303 796 8683
email: camartin@gfexpl.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 27 November 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs